SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 May 2012

Publication of Drawdown Prospectus pursuant to the issue of US$650m 8.25% Fixed Rate Tier 1 Notes by Aviva plc (the "Company")

The following drawdown prospectus has been approved by the United Kingdom Listing Authority (the "UKLA") and is available for viewing:

Drawdown prospectus dated 2 May 2012 (the "Prospectus") relating to the issue by the Company of US$650m 8.25% Fixed Rate Tier 1 Notes under the Company's £5,000,000,000 Euro Note Programme (the "Programme"). The Prospectus should be read in conjunction with the Base Prospectus for the Programme (as supplemented by a Supplemental Prospectus dated 11 April 2012).

To view the full Prospectus or any of the documents referred to therein, please paste the appropriate URL from the following list into the address bar of your browser:

Prospectus
http://www.rns-pdf.londonstockexchange.com/rns/5795C_-2012-5-2.pdf

Company's Annual Report and Accounts for the year ended 31 December 2010
http://www.aviva.com/library/pdfs/reports/2010/aviva_annual_report_2010.pdf

Company's Annual Report and Accounts for the year ended 31 December 2011
http://www.aviva.com/library/pdfs/reports/2011/aviva-2011-annual-report.pdf

Base Prospectus approved by the UKLA on 7 November 2011 relating to the Company's £5,000,000,000 Euro Note Programme
http://www.rns-pdf.londonstockexchange.com/rns/5795C_1-2012-5-2.pdf

Supplemental Prospectus to the Base Prospectus approved by the UKLA on 11 April 2012
http://www.rns-pdf.londonstockexchange.com/rns/5795C_1-2012-5-2.pdf
The announcement made by the Company via the RNS on 28 November 2011 entitled "Appointment of Trevor Matthews to the Board of Aviva plc - Confirmation"
http://www.aviva.com/media/news/item/appointment-of-trevor-matthews-to-the-board-of-aviva-plc-confirmation-14935/

The announcement made by the Company via the RNS on 19 April 2012 entitled "Reshaping Aviva to Simplify and Grow"
http://www.aviva.com/media/news/item/reshaping-aviva-to-simplify-and-grow-16903/

The Prospectus and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any other State or other jurisdiction of the United States. Accordingly, these securities may not be offered, sold or delivered in the United States or to, or for the account or benefit of, U.S. persons (as defined in the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder).

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Enquiries:

Analysts:

Charles Barrows                                                         +44 (0)20 7662 8115
David Elliot                                                                 +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary